Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations attributable to common shareholders	$368,654	$336,249	$335,663	$251,225	$262,344	$283,940
Income taxes	226,773	192,542	170,465	152,574	107,261	151,157
Fixed charges	162,254	238,286	234,184	227,274	206,896	195,144
Total earnings	$757,681	$767,077	$740,312	$631,073	$576,501	$630,241

Fixed Charges:
Interest charges	$155,699	$229,326	$225,269	$218,969	$197,964	$186,702
Amortization of debt discount	3,182	4,616	4,559	4,675	4,702	4,639
Estimated interest portion of annual rents	3,373	4,344	4,356	3,630	4,230	3,803
Total fixed charges	$162,254	$238,286	$234,184	$227,274	$206,896	$195,144

Ratio of Earnings to Fixed Charges (rounded down)	4.66	3.21	3.16	2.77	2.78	3.22